UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on October 10, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Date on which the third tranche of the share buy-back programme for 2022 was announced: 27 July 2022.

The duration of the third tranche of the buy-back programme for 2022: 28 July to no later than 26 October 2022.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the third tranche: USD 604,890,000.

From 3 October until 7 October, Equinor ASA has purchased a total of 1,681,409 own shares at the Oslo Stock Exchange at an average price of NOK 371.7664 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
3 October	341,438	369.7996	126,263,635.82
4 October	342,000	369.3365	126,313,083.00
5 October	336,000	367.5035	123,481,176.00
6 October	333,971	375.1697	125,295,799.88
7 October	328,000	377.2492	123,737,737.60

Previously disclosed buy-backs under the third tranche of the 2022 programme (accumulated)	14,336,020	366.2806	5,251,006,674.60
Accumulated under the buy-back programme third tranche (started 28 July)	16,017,429	366.8565	5,876,098,106.91
Accumulated under the buy-back programme first tranche 2022 (started 9 February)	10,167,981	288,3377	2,931,811,820.22
Accumulated under the buy-back programme second tranche 2022 (started 16 May)	12,515,487	344,1722	4,307,483,267.18

Total buy-backs under the 2022 programme	38,700,897	338.8912	13,115,393,194.31

Following the completion of the above transactions, Equinor ASA owns a total of 39,004,572 own shares, corresponding to 1.23% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Mads Holm, senior vice president Treasury & Tax and Investor Relations,
+47 909 55 417

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: October 10, 2022	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer